U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          RICHARD S. WILLIAMSON
          190 South LaSalle Street
          Chicago  IL  60603-3441

2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####

4.   Statement for Month/Year
          Year end 1997

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes   X   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)


 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value

2.   Transaction Date (Month/Day/Year)
          N/A

3.   Transaction Code (Instruction 8)
          N/A

4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
               None

6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          N/A

7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A


   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Options to Purchase shares under the 1996 Stock Option Plan

2.   Conversion or Exercise Price of Derivative Security
          5,500 shares @$35.00 per share; 9,500 shares @ $5.28
     per share

3.   Transaction Date (Month/Day/Year)
          N/A

4.   Transaction Code (Instruction 8)
          N/A

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):  None
     B.   Disposed of (D):         None

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable         N/A
     B.   Expiration Date          N/A

7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title               Common Stock, $1.00 par value
     B.   Amount or Number of Shares  N/A

8.   Price of Derivative Security (Instruction 5)
          N/A

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          15,000 shares

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct

11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

Explanation of Responses:





     /s/
Richard S. Williamson
Date:  February 11, 1998